Christen Lambert

Attorney at Law

2920 Forestville Rd, Ste 100, PMB 1155 • Raleigh, North Carolina 27616

Phone: 919-473-9130

Email: christen@christenlambertlaw.com

March 9, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re: VECTOR 21 HOLDINGS, INC.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed February 13, 2023 File No. 000-56418

This letter is submitted by legal counsel to Vector 21 Holdings, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 28, 2023 relating to the Registration Statement on Form 10-12G/A submitted to the Commission on February 13, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.

Amendment No. 1 to Registration Statement on Form 10-12G filed February 13, 2023

Item 1: Description of Business Disposal of MBF Ops., page 2

1.	We note your response to comment 1 and partially reissue the comment. Please update your description of the disposal with the amount and type of outstanding liabilities of MBF Ops. Inc. at the time of divestiture.

ANSWER: Please see additional language added to text on pages 2 and 3.

Item 2: Financial Information Material Contracts, page 23

2.	Please revise to describe the convertible promissory note with Michael A. Littman. In this regard, we note that it appears the description of the note included in your Form 10-12G filed December 15, 2022 was removed.

ANSWER: Please see additional language added to text on pages 27 and 28.

Item 10: Recent Sales of Unregistered Securities, page 40

3.	We note the disclosure about the possibility that you did not have an exemption for the reorganization transactions and the resultant risks. Please provide clear disclosure throughout each place you discuss the reorganization, and add risk factor disclosures.

ANSWER: Please see an additional text on page 3, as well as an additional risk factor added to page 14.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/Christen Lambert

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Christen Lambert, Attorney at Law